                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                   FORM 11-K

(MARK ONE)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
           FOR THE TRANSITION PERIOD FROM ___________ TO ___________


                          COMMISSION FILE NUMBER 1-777


                           --------------------------


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                           J. C. PENNEY COMPANY, INC.
                SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
                            12700 PARK CENTRAL PLACE
                              DALLAS, TEXAS  75251


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           J. C. PENNEY COMPANY, INC.
                               6501 LEGACY DRIVE
                            PLANO, TEXAS  75024-3698

                           J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1993 and 1992


                  (With Independent Auditors' Report Thereon)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN



                               Table of Contents
                               -----------------


Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1993 and 1992

Statements of Changes in Net Assets Available for
  Benefits for the years ended December 31, 1993 and 1992

Notes to Financial Statements


                                                                        Schedule
                                                                        --------

Schedule of Assets Held for Investment Purposes
  as of December 31, 1993                                                   1

Schedule of Reportable Transactions for the
  year ended December 31, 1993                                              2

                     [LETTERHEAD OF KPMG - PEAT MARWICK]



                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The J. C. Penney Company, Inc.
 Associate Benefits Committee,
 Benefit Plans Investment Committee,
 Retirement Plans Committee, and the
 Benefit Plans Review Committee:


We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ KPMG Peat Marwick

May 13, 1994

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1993 and 1992


                                                1993             1992
                                          ----------------  --------------
Assets:
 Investments, at fair value:
  J. C. Penney Company, Inc.
     common stock - 6,182,647
     shares in 1993 and 4,682,294
     shares in 1992
     (cost $219,409,375 and
     $133,479,935, respectively)           $  325,361,798     181,976,674
  J. C. Penney Company, Inc.
     preferred stock - 1,082,112
     shares in 1993 and 1,110,952
     shares in 1992 (cost
     $649,267,042 and $666,571,103,
     respectively)                          1,138,922,612     863,615,633
  State Street Bank Index Fund -
     786,756 units in 1993 and
     649,336 units in 1992 (cost
     $43,391,017 and
     $32,518,467, respectively)                54,754,297      41,064,629
  State Street Bank Liquidity Fund
     (cost approximates fair value)            15,519,787      10,459,308
  Funds held under structured
     investment contracts:
     U.S. agency backed
      collateralized mortgage
      obligations (cost $181,202,290
      in 1993 and $121,951,055 in 1992)       185,852,394     122,888,630
     Government trust certificates
      (cost $10,545,346 in 1993)               10,389,891              --
     Wrap agreements (cost $1,449,420
      in 1993 and $508,148 in 1992)            (2,835,741)       (264,038)
  Participants' loans (unpaid
     principal balance approximates
     fair value)                               31,426,436      21,034,934
 Funds with insurance companies,
  at contract value                           109,223,830     146,124,378
                                           --------------   -------------
       Total investments                    1,868,615,304   1,386,900,148
                                           --------------   -------------

 Receivables:
  Due from J. C. Penney Company, Inc.             600,034         432,403
  Accrued interest and dividends                    9,031          28,157
                                           --------------   -------------
                                                  609,065         460,560
                                           --------------   -------------
       Total assets                         1,869,224,369   1,387,360,708
                                           --------------   -------------

Liabilities:
  Cash overdraft                                    1,334           6,885
  Loan payable                                413,752,773     478,416,565
  Accrued interest payable                     16,901,801      19,543,316
  Due to broker                                 2,861,912       3,473,000
  Accounts payable and other
   liabilities                                    924,871         268,193
                                           --------------   -------------
       Total liabilities                      434,442,691     501,707,959
                                           --------------   -------------
 Net assets available for benefits         $1,434,781,678     885,652,749
                                           ==============   =============

See accompanying notes to financial statements.

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                      Statements of Changes in Net Assets
                             Available for Benefits

                     Years ended December 31, 1993 and 1992



                                                1993            1992
                                          ----------------  ------------
Additions to net assets attributed to:
  Investment income:

    Net appreciation in fair value
     of investments                        $  383,304,270   251,709,113
    Interest                                   22,418,814    20,115,919
    Dividends                                  60,089,452    59,453,175
                                           --------------   -----------
                                              465,812,536   331,278,207
    Less investment expenses                     (108,768)      (52,916)
                                           --------------   -----------
                                              465,703,768   331,225,291
                                           --------------   -----------
  Contributions:
   J. C. Penney Company, Inc.                  50,136,087    48,731,483
   Participants                               149,384,249   137,291,537
                                           --------------   -----------
                                              199,520,336   186,023,020
                                           --------------   -----------
       Total additions                        665,224,104   517,248,311
                                           --------------   -----------

 Deductions from net assets attributed to:
   Benefit payments                            80,885,198    74,753,224
   Interest expense                            35,150,796    40,330,157
   Deferral fees                                   59,181        22,451
                                           --------------   -----------
       Total deductions                       116,095,175   115,105,832
                                           --------------   -----------

 Change in net assets available for
  benefits                                    549,128,929   402,142,479
 Beginning net assets available for
  benefits                                    885,652,749   483,510,270
                                           --------------   -----------
 Ending net assets available for
  benefits                                 $1,434,781,678   885,652,749
                                           ==============   ===========

See accompanying notes to financial statements.

                           J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1993 and 1992


(1)  Description of Plan
     -------------------

     The following brief description of the provisions of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan summary description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (a)  General
          -------

          The Plan is a defined contribution plan available to all eligible employees ("Associates") of J. C. Penney Company, Inc. (the "Company") and certain subsidiaries. Associates who have completed at least 1,000 hours of service within a period of 12 consecutive months and have attained age 21 are eligible to participate in the Plan.

          The financial statements include all of the funds which comprise the Plan. All administrative expenses of the Plan not paid by the Trust are paid by the Company.

     (b)  Contributions
          -------------

          Participants that are classified as highly compensated (earning $20,000 or more annually) are permitted to contribute from 1% to 10% of their earnings with a maximum of 8% in Tax-deferred Deposits (subject to annual maximum of $8,994 in 1993 and $8,728 in 1992). Nonhighly compensated participants may contribute in 1% increments up to 16% of earnings in either Taxed or Tax-deferred Deposits or a combination of both.

          The Company contributes to the Plan an amount which when combined with the dividends earned on the J. C. Penney Company, Inc. Series B ESOP Convertible Preferred Stock ("Preferred Stock") will be sufficient to service the semiannual loan payments (see note 3). The Company's contribution amounted to $50.1 million in 1993 and $48.7 million in 1992. At the time of each loan payment shares of Preferred Stock are allocated to participants' accounts. In accordance with the terms of the Plan, 116,667 shares of Preferred Stock were allocated to participants in both 1993 and 1992, and will be allocated to participants each year thereafter until 1998. The year-end market value of the shares released during 1993 and 1992 was $98.3 million and $90.7 million, respectively. A portion of the 116,667 shares will be used to satisfy dividends on previously allocated Preferred Stock. The remaining shares will be allocated to each participant's Penney Preferred Stock Account in accordance with the ratio that each participant's deposits, not in excess of 6% of earnings ("matched deposits"), bear to all such deposits by participants for the applicable Plan year. The value of the 1993 allocation to participants was equal to 93% of matched deposits versus 74% in 1992.

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


          If the total value of Preferred Stock released for allocation in any year is less than the sum of (i) 4-1/2% of available profits (as defined in the Plan document) and (ii) the dividends on previously allocated Preferred Stock, the Company is required to make an additional contribution in cash or shares of J. C. Penney Company, Inc. common stock ("Common Stock") to the Plan which will be deposited to the Penney Stock Company Account. The additional Company contribution, if any, is allocated to participants based on their matched deposits in the same manner as described above.

     (c)  Participants' Accounts
          ----------------------

          Participants' account balances are invested in the Plan's investment programs in accordance with their elections. These investment programs include the Penney Stock Account (consisting of investments in J. C. Penney, Inc. common stock), the S & P 500 Account (consisting of investments in commingled equity funds), and the Interest Income Account (consisting of contracts with insurance companies and structured investment contracts, which provide a specific interest rate for a specified period of time). Each of these funds are maintained on a unit value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

     (d)  Vesting
          -------

          Participants are immediately vested in their contributions and earnings thereon. Vesting in the Company Accounts is graduated at 20% per full year of service up to 100% after the earlier of 5 years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company Accounts.

     (e)  Payment of Benefits
          -------------------

          Benefits remain in the plan until the participant elects payment. The normal form of payment is a lump sum settlement (cash and/or shares of Common Stock). In lieu of a lump sum settlement, a retiring participant who has attained age 55 with 15 years of Plan service or over age 65 may elect an indefinite deferral of their balances (if at least $3,500) or elect an optional annuity for life or installment payments for a specified period of time. Participants in deferred status may request periodic withdrawals, fixed monthly payments of at least $100 or a complete distribution. Minimum distributions will be made in the year the participant attains age 70 and each year thereafter to comply with Federal law.

     (f)  Loans to Participants
          ---------------------

          Loans may be made available to participants upon their request. All loans must be adequately secured and bear interest at a reasonable rate. Loan amounts and the term of repayment are limited in accordance with Plan provisions.

                                                                     (Continued)

                           J.C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(2)  Investments
     -----------

   Investments in securities are stated at fair value using quoted market prices. The fair value of the Preferred Stock, which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the Common Stock price into which it can be converted. The Common Stock is widely traded. Funds with insurance companies are recorded at contract value as reported to the Plan by each insurance company. Each contract is credited with earnings and charged for withdrawals. The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities. The average cost method is used to calculate gains and losses on the sale of investments on a trade date basis. Except for certain funds with insurance companies, the Plan's investments are held by the trustee, State Street Bank and Trust Company.

   The Preferred Stock is convertible into Common Stock at a ratio of 1:20.
   Each 1/20 of a share of Preferred Stock has a minimum value of $30. The Company has the option of settling a participant's Penney Preferred Stock Account in cash or whole shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock, or any combination thereof, if the market price of Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Preferred Stock. However, if the participant requests settlement of such account in shares, the participant will receive shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock. A participant's Penney Preferred Stock Account will be settled with the Common Stock derived from the conversion of the Preferred Stock to Common Stock if the market price of Common Stock exceeds the conversion value of $600 per share of the Preferred Stock. The annual dividend on the Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

   On March 10, 1993, the Company declared a two-for-one Common Stock split in the form of a stock dividend payable May 1, 1993 to stockholders of record on April 12, 1993. The shares of Common Stock disclosed in the financial statements and notes thereto have been adjusted for this stock split, as has the Preferred Stock conversion ratio.


                                                                     (Continued)

                           J.C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

     The following table presents the values of investments that represent 5% or more of the Plan's net assets:

                                       December 31, 1993                 December 31, 1992
                               ------------------------------     ----------------------------
                                Shares, units     Fair value/      Shares, units    Fair value/
                                 or principal      contract         or principal     contract
        Investments                amount           value              amount          value
- - - ---------------------------     -------------   -------------       ------------    -----------
Investments, at fair value:
J. C. Penney Company, Inc.
   common stock                   6,182,647      $  325,361,798    4,682,294       $181,976,674
J. C. Penney Company, Inc.
   preferred stock                1,082,112       1,138,922,612    1,110,952        863,615,633
                                                 ==============                    ============

The number of units and net asset value per unit at December 31, 1993 and 1992 follows:

                                     December 31, 1993                  December 31, 1992
                                --------------------------        --------------------------
                                                 Net asset                        Net asset
                                     Units         value              Units         value
                                -----------     ----------        -----------    -----------
Penney Common Stock Account     135,838,744     $2.417959         105,141,324     $1.738746
Penney Preferred Stock Account  209,348,497      2.498093         182,451,333      1.743517
S & P 500 Account                28,333,109      1.943240          23,311,290      1.764814
Interest Income Account*        208,987,834      1.504741         195,919,574      1.403399

* Units are not assigned to participants' loans receivable.

   The net asset value for the Penney Preferred Stock Account is based on the value of the Penney Preferred Stock allocated to participants, excluding forfeitures, as of December 31, 1993 and 1992.

(3)  Loan Payable
     ------------

   The Plan borrowed $700 million in August 1988, through a term loan agreement obtained by private placement with several financial institutions. The loan is guaranteed by the Company and the proceeds were used to purchase the Preferred Stock issued by the Company. The loan agreement specifies semiannual principal and interest payments of $51.2 million on January 1 and July 1, with the final installment due in 1998. The loan bears interest at 8.17%.

                                                                     (Continued)

                          J.C. PENNEY COMPANY, INC.
                         SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                        Notes to Financial Statements

(4)  Plan Termination
     ----------------

   While the Company presently has no intention to do so, it reserves the right to terminate the Plan and the related J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan Trust (the "Trust") at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in amounts allocated to their Company accounts.

(5)  Tax Status
     ----------

   The Plan obtained its determination letter on August 23, 1993 in which the Internal Revenue Service ("Service") stated that the Plan as then designed, was in compliance with the applicable qualification requirements of the Internal Revenue Code ("Code"). The Plan has been amended subsequent to receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the date of the financial statements.

                                                                     (Continued)

                           J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                         Notes to Financial Statements






(6)  Allocation of Plan Assets and Liabilities to Investment Programs:
     ----------------------------------------------------------------

                                                                            December 31, 1993
                                           -----------------------------------------------------------------------------------------
                                                                                   Penney Preferred
                                                                                     Stock Account                         Interest
                                                              Penney Common    --------------------------     S & P 500     Income
                                                Total         Stock Account    Unallocated      Allocated      Account      Account
                                               -------        -------------    -----------      ---------     ---------    ---------
     Assets:
       Investments, at fair value:
         J. C. Penney Company, Inc.
           common stock - 6,182,647
           shares (cost $219,409,375)      $  325,361,798      325,361,798              --             --            --          --
         J. C. Penney Company, Inc.
           preferred stock -
           1,082,112 shares (cost
           $649,267,042)                    1,138,922,612               --     613,958,398    524,964,214            --          --
         State Street Bank Index Fund -
           786,756 units (cost $43,391,017)    54,754,297               --              --             --    54,754,297          --
         State Street Bank Liquidity Fund
           (cost approximates fair value)      15,519,787        5,046,421              --         85,688           --   10,387,679
         Funds held under structured
           investment contracts:
           U.S. agency backed collateralized
            mortgage obligations
            (cost $181,202,290)               185,852,394               --              --            --            --  185,852,394
           Government trust certificates
            (cost $10,545,346)                 10,389,891               --              --            --            --   10,389,891
           Wrap agreements (cost $1,449,420)   (2,835,741)              --              --            --            --   (2,835,741)
         Participants' loans (unpaid
          principal balance
          approximates fair value)             31,426,436               --              --            --            --   31,426,436
       Funds with insurance companies,
         at contract value                    109,223,830               --              --            --            --  109,223,829
                                           --------------      -----------     -----------   -----------    ----------  -----------
          Total investments                 1,868,615,304      330,408,219     613,958,398   525,049,902    54,754,297  344,444,488

       Receivables:
         Due from J. C. Penney
          Company, Inc.                           600,034          104,765              --       402,276        16,091       76,902
         Accrued interest and dividends             9,031            4,045              --         4,494            --          492
                                           --------------      -----------     -----------   -----------    ----------  -----------
            Total assets                    1,869,224,369      330,517,029     613,958,398   525,456,672    54,770,388  344,521,882
                                           --------------      -----------     -----------   -----------    ----------  -----------

       Liabilities:
         Cash overdraft                             1,334            3,300              --        (1,725)         (241)          --
         Loan payable                         413,752,773               --     413,752,773            --            --           --
         Accrued interest payable              16,901,801               --      16,901,801            --            --           --
         Due to broker                          2,861,912        2,861,912              --            --            --           --
         Accounts payable and other
          liabilities                             924,871          170,215              --       196,904        68,775      488,977
         Inter-fund balances                           --           88,155              --       130,597       (88,134)    (130,618)
                                           --------------      -----------     -----------   -----------    ----------  -----------
          Total liabilities                   434,442,691        3,123,582     430,654,574       325,776       (19,600)     358,359
                                           --------------      -----------     -----------   -----------    ----------  -----------
       Net assets available
        for benefits                       $1,434,781,678      327,393,447     183,303,824   525,130,896    54,789,988  344,163,523
                                           ==============      ===========     ===========   ===========    ==========  ===========

                                                                             Figures Rounded

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                         SAVINGS, PROFIT-SHARING AND
                            STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(6)  Allocation of Plan Assets and Liabilities to Investment Programs, Continued:
     ---------------------------------------------------------------------------

                                                                                December 31, 1992
                                                ---------------------------------------------------------------------------------
                                                                                   Penney Preferred
                                                                                    Stock Account                        Interest
                                                              Penney Common    ------------------------     S & P 500     Income
                                                Total         Stock Account    Unallocated    Allocated      Account      Account
                                                -----         -------------    -----------    ---------      -------      -------
Assets:
 Investments, at fair value:
  J. C. Penney Company, Inc. common
   stock - 4,682,294 shares
   (cost $133,479,935)                      $  181,976,674     181,976,674              --             --           --           --
  J. C. Penney Company, Inc. preferred
   stock - 1,110,952 shares
   (cost $666,571,103)                         863,615,633              --     544,250,043    319,365,590           --           --
  State Street Bank Index Fund - 649,336
   units (cost $32,518,467)                     41,064,629              --              --             --   41,064,629           --
  State Street Bank Liquidity Fund (cost
   approximates fair value)                     10,459,308       4,920,000              --        106,000           --    5,433,308
  Funds held under structured investment
   contracts:
   U.S. agency backed collateralized
    mortgage obligations (cost $121,951,055)   122,888,630              --              --             --           --  122,888,630
   Wrap agreements (cost $508,148)                (264,038)             --              --             --           --     (264,038)
  Participants' loans (unpaid principal
   balance approximates fair value)             21,034,934              --              --             --           --   21,034,934
 Funds with insurance companies,               146,124,378              --              --             --           --  146,124,378
  at contract value                         --------------     -----------     -----------    -----------   ----------  -----------
       Total investments                     1,386,900,148     186,896,674     544,250,043    319,471,590   41,064,629  295,217,212
                                            --------------     -----------     -----------    -----------   ----------  -----------

 Receivables:
  Due from J. C. Penney Company, Inc.              432,403         116,024              --         96,714       64,902      154,763
  Accrued interest and dividends                    28,157           8,139              --          4,528           --       15,490
                                            --------------     -----------     -----------    -----------   ----------  -----------
                                                   460,560         124,163              --        101,242       64,902      170,253
                                            --------------     -----------     -----------    -----------   ----------  -----------
       Total assets                          1,387,360,708     187,020,837     544,250,043    319,572,832   41,129,531  295,387,465
                                            --------------     -----------     -----------    -----------   ----------  -----------

Liabilities:
  Cash overdraft                                     6,885          10,310              --         (1,951)      (1,474)          --
  Loan payable                                 478,416,565              --     478,416,565             --           --           --
  Accrued interest payable                      19,543,316              --      19,543,316             --           --           --
  Due to broker                                  3,473,000       3,473,000              --             --           --           --
  Accounts payable and other liabilities           268,193          35,570              --         19,442       26,454      186,727

  Inter-fund balances                                   --         683,968              --        125,160      (52,223)    (756,905)
                                            --------------     -----------     -----------    -----------   ----------  -----------
       Total liabilities                       501,707,959       4,202,848     497,959,881        142,651      (27,243)    (570,178)
                                            --------------     -----------     -----------    -----------   ----------  -----------

Net assets available for benefits           $  885,652,749     182,817,989      46,290,162    319,430,181   41,156,774  295,957,643
                                            ==============     ===========     ===========    ===========   ==========  ===========

                                                                                                                         (Continued)


                                                                 8

                                                    J. C. PENNEY COMPANY, INC.
                                                    SAVINGS, PROFIT-SHARING AND
                                                       STOCK OWNERSHIP PLAN

                                                   Notes to Financial Statements



(7)  Allocation of Plan Income and Changes in Plan Equity to Investment Programs:
     ---------------------------------------------------------------------------

                                                                               December 31, 1993
                                            -------------------------------------------------------------------------------------
                                                                                 Penney Preferred
                                                                                  Stock Account                        Interest
                                                             Penney Common   -----------------------     S & P 500      Income
                                                Total        Stock Account   Unallocated   Allocated      Account       Account
                                            --------------   -------------   -----------   ---------     ---------     --------
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value
   of investments                           $  383,304,270     77,339,508    139,706,254   161,766,384    4,492,124            --
  Interest                                      22,418,814        113,124             --        15,153        5,451    22,285,086
  Dividends                                     60,089,452      7,769,435     52,320,017            --           --            --
                                            --------------    -----------    -----------   -----------   ----------   -----------
                                               465,812,536     85,222,067    192,026,271   161,781,537    4,497,575    22,285,086
  Less investment expenses                        (108,768)            --             --            --           --      (108,768)
                                            --------------    -----------    -----------   -----------   ----------   -----------
                                               465,703,768     85,222,067    192,026,271   161,781,537    4,497,575    22,176,318
                                            --------------    -----------    -----------   -----------   ----------   -----------

 Contributions:
  J. C. Penney Company, Inc.                    50,136,087             --     50,136,087            --           --            --
  Participants                                 149,384,249     60,206,320             --            --   17,159,021    72,018,908
                                            --------------    -----------    -----------   -----------   ----------   -----------
                                               199,520,336     60,206,320     50,136,087            --   17,159,021    72,018,908
                                            --------------    -----------    -----------   -----------   ----------   -----------
       Total additions                         665,224,104    145,428,387    242,162,358   161,781,537   21,656,596    94,195,226
                                            --------------    -----------    -----------   -----------   ----------   -----------

Transfer of preferred stock at cost
 (116,667 shares)                                       --             --     70,000,000   (70,000,000)          --            --

Deductions from net assets attributed to:
 Benefit payments                               80,885,198     26,200,584             --    22,093,777    6,307,652    26,283,185
 Interest expense                               35,150,796             --     35,150,796            --           --            --
 Deferral fees                                      59,181          5,385             --           536        1,496        51,764
 Participants' transfers                                --    (25,353,040)        (2,100)    3,986,509    1,714,234    19,654,397
                                            --------------    -----------    -----------   -----------   ----------   -----------
       Total deductions                        116,095,175        852,929    105,148,696   (43,919,178)   8,023,382    45,989,346
                                            --------------    -----------    -----------   -----------   ----------   -----------

Change in net assets available for
 benefits                                      549,128,929    144,575,458    137,013,662   205,700,715   13,633,214    48,205,880
Beginning net assets available for
 benefits                                      885,652,749    182,817,989     46,290,162   319,430,181   41,156,774   295,957,643
                                            --------------    -----------    -----------   -----------   ----------   -----------
Ending net assets available for benefits    $1,434,781,678    327,393,447    183,303,824   525,130,896   54,789,988   344,163,523
                                            ==============    ===========    ===========   ===========   ==========   ===========


                                                                                                                         (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(7)  Allocation of Plan Income and Changes in Plan Equity to Investment Programs, Continued:
     --------------------------------------------------------------------------------------

                                                                     Year ended December 31, 1992
                                        -------------------------------------------------------------------------------------------
                                                                                Penney Preferred
                                                                                  Stock Account                           Interest
                                                          Penney Common  -----------------------------     S & P 500       Income
                                            Total         Stock Account     Unallocated      Allocated      Account       Account
                                         -------------    -------------  -----------------  ------------  -----------  ------------
Additions to net assets attributed to:
   Investment income:
       Net appreciation in
        fair value of investments          $251,709,113      49,221,538       124,249,774    75,383,167    2,854,634            --
       Interest                              20,115,919          53,871                --        18,937        9,030    20,034,081
       Dividends                             59,453,175       5,728,441        53,724,734            --           --            --
                                           ------------     -----------       -----------   -----------   ----------   -----------
                                            331,278,207      55,003,850       177,974,508    75,402,104    2,863,664    20,034,081
       Less investment expenses                 (52,916)             --                --            --           --       (52,916)
                                           ------------     -----------       -----------   -----------   ----------   -----------
                                            331,225,291      55,003,850       177,974,508    75,402,104    2,863,664    19,981,165
                                           ------------     -----------       -----------   -----------   ----------   -----------

      Contributions:
       J. C. Penney Company, Inc.            48,731,483              --        48,731,483            --           --            --
       Participants                         137,291,537      46,572,318                --            --   14,332,937    76,386,282
                                           ------------     -----------       -----------   -----------   ----------   -----------
                                            186,023,020      46,572,318        48,731,483            --   14,332,937    76,386,282
                                           ------------     -----------       -----------   -----------   ----------   -----------
          Total additions                   517,248,311     101,576,168       226,705,991    75,402,104   17,196,601    96,367,447
                                           ------------     -----------       -----------   -----------   ----------   -----------

Transfer of preferred
 stock at cost (116,667 shares)                      --              --        70,000,000   (70,000,000)          --            --

Deductions from net assets attributed to:
      Benefit payments                       74,753,224      20,971,119                --    16,792,767    5,295,604    31,693,734
      Interest expense                       40,330,157              --        40,330,157            --           --            --
      Deferral fees                              22,451           1,265                --           357          165        20,664
      Participants' transfers                        --      12,163,960                --     3,993,424   (1,571,266)  (14,586,118)
                                           ------------     -----------       -----------   -----------   ----------   -----------
          Total deductions                  115,105,832      33,136,344       110,330,157   (49,213,452)   3,724,503    17,128,280
                                           ------------     -----------       -----------   -----------   ----------   -----------
Change in net assets
 available for benefits                     402,142,479      68,439,824       116,375,834   124,615,556   13,472,098    79,239,167
Beginning net assets
 available for benefits                     483,510,270     114,378,165       (70,085,672)  194,814,625   27,684,676   216,718,476
                                           ------------     -----------       -----------   -----------   ----------   -----------
Ending net assets
 available for benefits                    $885,652,749     182,817,989        46,290,162   319,430,181   41,156,774   295,957,643
                                           ============     ===========       ===========   ===========   ==========   ===========

                                                                     Schedule 1
                                                                     ----------
                           J. C. PENNEY COMPANY, INC.
                SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1993


                              Description of
     Identity of issue            asset                  Cost     Current value
     -----------------        --------------             ----     -------------
J. C. Penney Company, Inc.   Common stock,           $219,409,375    325,361,798
                             6,182,647 shares        ------------  -------------

J. C. Penney Company, Inc.   Preferred stock,         649,267,042  1,138,922,612
                             1,082,112 shares        ------------  -------------

State Street Bank            Index Fund,               43,391,017     54,754,297
                             786,756 units           ------------  -------------

State Street Bank            Liquidity Fund,           15,519,787     15,519,787
                             15,519,787 units        ------------  -------------

Bankers Trust (Delaware)     FHLMC backed CMO          30,614,332     31,406,720
                              6.00% - matures
                              12/15/11
Union Bank of Switzerland    FHLMC backed CMO          35,682,829     36,268,750
                              7.00% - matures
                              7/15/04
Union Bank of Switzerland    FHLMC backed CMO          13,725,538     13,436,494
                              5.20% - matures
                              1/15/11
Union Bank of Switzerland    FHLMC backed CMO           5,065,039      4,951,550
                              5.10% - matures
                              11/15/01
Peoples Security Life        FHLMC backed CMO          24,900,333     26,008,060
 Insurance                    5.50% - matures
                              3/15/15
Bankers Trust (Delaware)     FNMA backed CMO           21,857,632     22,171,820
                              5.90% - matures
                              12/25/99
Peoples Security Life        FNMA backed CMO           49,356,587     51,609,000
 Insurance                    7.00% - matures        ------------  -------------
                              11/25/14
          Total U.S. agency backed CMO's              181,202,290    185,852,394
                                                     ------------  -------------


Bankers Trust (Delaware)     Government trust
                              certificate zero
                              coupon -
                              matures 11/15/97          2,907,997      2,865,128
Bankers Trust (Delaware)     Government trust
                              certificate zero
                              coupon -
                              matures 11/15/97          3,018,079      2,973,588
Bankers Trust (Delaware)     Government trust
                              certificate zero
                              coupon -
                              matures 11/15/97          2,084,884      2,054,150
Bankers Trust (Delaware)     Government trust
                              certificate zero
                              coupon -
                              matures 11/15/97          2,189,129      2,156,858
Bankers Trust (Delaware)     Government trust
                              certificate zero
                              coupon -
                              matures 11/15/97            345,257        340,167
                                                     ------------  -------------
          Total government trust certificates          10,545,346     10,389,891
                                                     ------------  -------------


                                                                     (Continued)

                                       2                       Schedule 1, Cont.
                                                               -----------------
                           J. C. PENNEY COMPANY, INC.
                SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                       as of December 31, 1993, Continued


                              Description
     Identity of issue         of asset               Cost       Current value
     -----------------        -----------             ----       -------------

Bankers Trust (Delaware)     Wrap agreement      $      244,067       (479,859)
                              6.00% - matures
                              12/15/11
Bankers Trust (Delaware)     Wrap agreement              13,611        117,898
                              zero coupon
                              - matures 11/15/97
Bankers Trust (Delaware)     Wrap agreement              14,104        117,519
                              zero coupon
                              - matures 11/15/97
Bankers Trust (Delaware)     Wrap agreement               9,765         85,847
                              zero coupon
                              - matures 11/15/97
Bankers Trust (Delaware)     Wrap agreement              10,258         91,220
                              zero coupon
                              - matures 11/15/97
Bankers Trust (Delaware)     Wrap agreement               1,578          5,691
                              zero coupon
                              - matures 11/15/97
Bankers Trust (Delaware)     Wrap agreement             166,375       (147,080)
                              5.90% -
                              matures 12/25/99
Union Bank of Switzerland    Wrap agreement             579,600       (451,436)
                              7.00% -
                              matures 7/15/04
Union Bank of Switzerland    Wrap agreement             133,418        333,524
                              5.20% -
                              matures 1/15/11
Union Bank of Switzerland    Wrap agreement              48,688        128,518
                              5.10% -
                              matures 11/15/01
Peoples Security Life        Wrap agreement              76,179       (776,928)
 Insurance                    5.50% -
                              matures 3/15/15
Peoples Security Life        Wrap agreement             151,777     (1,860,655)
 Insurance                    7.00% - matures    --------------  -------------
                              11/25/14
          Total wrap agreements                       1,449,420     (2,835,741)
                                                 --------------  -------------

Participants' loans          Interest rates          31,426,436     31,426,436
                              ranging from       --------------  -------------
                              9.25% to 12.5%

Aetna Life Insurance         8.70% - matures on       7,193,036      7,193,036
 Company                      3/31, 6/30, 9/30,
                              12/31 of 1994
Allstate Life Insurance      8.75% - matures         26,258,166     26,258,166
 Company                      12/30/96
Metropolitan Life            8.55% - matures on      18,036,888     18,036,888
 Insurance Company            6/30, 12/31 of 1994
                              and 1995
Provident Life & Accident    4.58% - matures         22,164,363     22,164,363
 Insurance Company            3/27/97
Prudential Asset             7.86% - matures         27,251,081     27,251,081
 Management Company           6/30/95
Southland Life               5.75% - matures          8,320,296      8,320,296
                              1/21/99            --------------  -------------
          Total investment contracts with
           insurance companies                      109,223,830    109,223,830
                                                 --------------  -------------
          Total investments                      $1,261,435,543  1,868,615,304
                                                 ==============  =============

See accompanying independent auditors' report.


                                                                                                                          Schedule 2
                                                                                                                          ----------


                                                    J. C. PENNEY COMPANY, INC.
                                         SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

                                          Item 27d - Schedule of Reportable Transactions

                                                   Year ended December 31, 1993





                                                                           Expense                   Current value
                              Aggregate                                    incurred                   of asset on         Net
 Identity      Description    number of    Purchase    Selling   Lease       with         Cost of     transaction         gain
 of issue       of asset    transactions    price       price    rental   transactions     asset          date           (loss)
- - - ----------    ------------  ------------  ----------   --------  ------  --------------   -------    ------------        ------

Purchases:
 J. C. Penney
  Company,
    Inc.         Common stock     368      $108,023,918      --      --        --        108,023,918    108,023,918            --
 J. C. Penney
  Company,
    Inc.         Preferred stock  182        71,427,273      --      --        --         71,427,273     71,427,273            --

Sales:
 J. C. Penney
  Company,
    Inc.         Common stock     213            --    36,833,715    --        --         31,287,475     36,833,715     5,546,240
 J. C. Penney
  Company,
    Inc.         Preferred stock  294            --    88,459,093    --        --         82,985,445     88,459,093     5,473,648


See accompanying independent auditors' report.

                         INDEPENDENT AUDITORS' CONSENT
                         -----------------------------


The J. C. Penney Company, Inc.
    Associate Benefits Committee,
    Benefit Plans Investment Committee,
    Retirement Plans Committee, and the
    Benefits Plans Review Committee:


We consent to incorporation by reference in the registration statement (No. 33-59666) on Form S-8 of J. C. Penney Company, Inc. of our report dated May
13, 1994 relating to the statements of net assets available for benefits of the
J. C. Penney, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 1993 annual report on Form 11-K of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan.



                                       /s/ KPMG Peat Marwick




Dallas, Texas
June 27, 1994

                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                             SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN



                             By:  /s/ T. A. CLERKIN
                                  -----------------------------
                                  T. A. Clerkin
                                  Member of Retirement Plans Committee



Date: June 27, 1994